NO ACT

PE 2-13-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041725

March 7, 2008

John S. Mitchell, Jr.
Williams Mullen
1666 K Street, N.W.
Suite 1200
Washington, DC 20006

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/7/2008

Re: Dollar Tree Stores, Inc.
Incoming letter dated February 13, 2008

Dear Mr. Mitchell:

This is in response to your letter dated letter dated February 13, 2008 concerning the shareholder proposal submitted to Dollar Tree by the California Public Employees' Retirement System. We also have received a letter from the proponent dated February 22, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gina Ratto
Deputy General Counsel
California Public Employees' Retirement System
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707

RECEIVED

2008 FEB 14 AM 11: 05

WILLIAMS MULLEN

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

JOHN MITCHELL
Direct Dial: 202.293.8117
jmitchell@williamsmullen.com

SEC Mail
Mail Processing
Section

FEB 13 2008

Washington, DC
109

February 13, 2008

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal from the California Public Employees' Retirement System
Exchange Act of 1934 – Rule 14a-8(i)(1), (2), (3) & (8)

Ladies and Gentlemen:

This letter is to inform you that our client Dollar Tree Stores, Inc., a Virginia corporation (the "Company"), intends to exclude a stockholder proposal from the Company's proxy statement and form of proxy (collectively, the "Proxy Materials") for the Company's 2008 Annual Meeting of Shareholders ("2008 Annual Meeting") received from the California Public Employees' Retirement System (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that they proponents elect to submit to the Securities and Exchange Commission (the "Commission") or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal (as defined below), a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

Pursuant to correspondence dated January 17, 2008 submitted to James A. Gorry, III, the Company's Corporate Secretary, the Proponent requested that the following proposal (the "Proposal") be presented at the 2008 Annual Meeting:

> "RESOLVED, that the shareowners of Dollar Tree Stores, Inc. ("Company") ask that the Company, in compliance with applicable law, take the steps necessary to reorganize the Board of Directors into one class subject to election each year."

A copy of the Proposal, a supporting statement prepared by the Proponent (the "Supporting Statement") and related correspondence is attached hereto as Appendix A. The Proposal appears to be aimed at achieving an amendment to the Articles of Incorporation of the Company to eliminate its staggered board structure.[1] The structure, in which approximately one-third of the seats on the board are subject to election in any given year, is in conformity with and explicitly authorized by Section 13.1-678 of the Virginia Stock Corporation Act (the "VSCA").

The Company intends to exclude the Proposal from its proxy statement and proxy card for the 2008 Annual Meeting (collectively the "Proxy Materials") pursuant to Rule 14a-8 (the "Rule") promulgated under the Securities Exchange Act of 1934 (the "Act"). In particular, the Company bases the exclusion on the following provisions of the Rule:

- *Rule 14a-8(i)(1):* The Proponent has not complied with the provisions of the Company's Bylaws for submission of a shareholder proposal to be considered at the 2008 Annual Meeting. Accordingly, the Company believes that the Proposal is an improper subject for action under the laws of the Commonwealth of Virginia.

- *Rule 14a-8(i)(2):* For similar reasons, implementation of the Proposal following improper consideration at the 2008 Annual Meeting would be in violation of Virginia law.

- *Rule 14a-8(i)(8):* By creating uncertainty about the term of directors previously elected (or to be elected at the 2008 Annual Meeting) and possibly preventing them from completing terms for which they have been (or will be) elected, the Proposal impermissibly relates to an election for membership to the Company's board of directors.

- *Rule 14a-8(i)(3):* The Supporting Statement, as submitted by the Proponent, contains materially false and misleading statements which cannot be included in the Proxy Materials without violating the Commission's proxy rules.

The following discussion sets forth in more detail the reasons for the Company's position and, where appropriate, provides our legal opinion in support thereof.

---

[1] The Company's current Articles of Incorporation are on file with the Commission as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed August 10, 1999, available in the online EDGAR database at the following Internet address: http://www.sec.gov/Archives/edgar/data/935703/0000935703-99-000031-index.html.

Rule 14a-8(i)(1)

Rule 14a-8(i)(1) allows a corporation to omit a shareholder proposal from its proxy statement "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." By failing to adhere to procedures set forth in the Company's Bylaws with regard to shareholder proposals, consideration of the Proposal at the 2008 Annual Meeting is not appropriate under state law.

Section 13.1-624(B) of the VSCA provides that the bylaws of a Virginia corporation "may contain any provision for managing the business and regulating the affairs of the corporation that is not inconsistent with law or the articles of incorporation." Pursuant to this statute, and in order to permit an orderly solicitation process in connection with matters to be brought before shareholders meetings, Article II, Section 5 of the Company's Bylaws contains an advance notice provision setting forth certain procedural requirements that must be followed before a shareholder proposal may be brought before and properly considered at an annual meeting of shareholders (the "Advance Notice Bylaw").[2] Under the Advance Notice Bylaw, which has been instituted by the Company for many years, a shareholder's notice must meet certain deadlines (now past) and must set forth as to, each matter proposed to be brought before an annual meeting:

> "(a) a brief description of the business desired to be brought before the annual meeting, including the complete text of any resolutions to be presented at the annual meeting, and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Corporation's stock transfer books, of such shareholder proposing such business, (c) a representation that such stockholder is a stockholder of record and intends to appear in person or by proxy at such meeting to bring the business before the meeting specified in the notice, (d) the class and number of shares of stock of the Corporation beneficially owned by the shareholder and (e) any material interest of the shareholder in such business."

The Advance Notice Bylaw is clear in its requirements and also states that "notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in" the Advance Notice Bylaw. Further, the chairman of the annual meeting has the power to determine that business was not brought before the meeting in accordance with the procedures prescribed by the Advance Notice Bylaw and, if so determining, shall so declare. In that event, the Advance Notice Bylaw states that "the business not properly brought before the meeting shall not be transacted."

Based upon our review of the VSCA and applicable law, it is our opinion that the Company's Advance Notice Provision is proper and enforceable under Virginia law.

---

[2] A complete copy of the Advance Notice Bylaw is attached hereto as Appendix B. In addition, the Company's operative Bylaws at the time Proposal was submitted are on file with the Commission as Exhibit 3.1 to the Company's Amended Current Report on Form 8-K/A filed June 27, 2007, available in the online EDGAR database at the following Internet address:
http://www.sec.gov/Archives/edgar/data/935703/000093570307000036/0000935703-07-000036-index.htm.

In the Company's proxy statement for its 2007 Annual Meeting of Shareholders (the "2007 Proxy Statement"), the Company disclosed certain procedural requirements for submitting a shareholder proposal under the caption "Shareholder Proposals for the 2008 Annual Meeting."

Although the 2007 Proxy Statement did not explicitly mention the Advance Notice Bylaw, the Company's Bylaws, which expressly disclose the Advance Notice Bylaw, were publicly available to the Proponent as filed with the Commission. As a review of the attached correspondence from the Proponent will indicate, nowhere has the Proponent made any representation that the Proponent intends to appear in person or by proxy at the 2008 Annual Meeting to bring the Proposal before the meeting. This failure violated clause (c) of the Advance Notice Bylaw, and the inclusion of the Proposal in the business of the 2008 Annual Meeting would be improper under the Advance Notice Bylaw. (It is too late to correct the failure, as the deadline for the submission of shareholder proposals under the Advance Notice Bylaw expired January 19, 2008.) To uphold and carry out the express requirements of the Company's Bylaws, the chairman of the meeting will be obligated under the Advance Notice Bylaw to rule the Proposal out of order.

Because the Proponent has not complied with these publicly disclosed provisions of the Company's Bylaws with respect to business to be conducted at the 2008 Annual Meeting, it is our opinion that the Proposal is not eligible to be considered at the 2008 Annual Meeting and accordingly is not a proper subject for action by shareholders under Virginia law.

As such, the Proposal is clearly excludable under the Commission's prevailing interpretations of Rule 14a-8(i)(1). The Commission has recently reiterated that the failure to observe procedural requirements enforceable under applicable state law constitutes grounds for exclusion under the Rule. In Shareholder Proposals, Rel. No. 34-56160, CCH FSLR ¶87,935 (July 27, 2007), the Commission stated:

> "One of the key rights that shareholders have under state law is the right to appear in person at an annual or special meeting and, *subject to compliance with applicable state law requirements and the requirements contained in the company's charter and bylaws, such as an advance notice bylaw*, present their own proposals for a vote by shareholders at that meeting. [Emphasis added.]"

Footnote 17 of Release No. 34-56160 (referring to the sentence above) is particularly instructive. It reads:

> "For example, Section 211(b) of the Delaware General Corporation Law permits any "proper business," in addition to the election of directors, to be conducted at an annual meeting of shareholders. In order to provide for an orderly period of solicitation before a meeting, many corporations have included provisions in their charter or bylaws to require advance notice of any shareholder resolutions, including nominations for director, to be presented at a meeting. [Citation omitted.]"

In addition to confirming the legal validity of procedural bylaws, the Commission has expressed its view that Rule 14a-8(i)(1) operates to exclude proposals that do not comply with such bylaws. In Shareholder Proposals Relating to the Election of Directors, Rel. No. 34-56914, CCH FSLR ¶88,023 (December 6, 2007), the Commission noted that the Rule "creates a procedure under which shareholders may present *certain proposals* in the company's proxy materials" [emphasis added]. The Commission explained in footnote 5:

> "With respect to subjects and procedures for shareholder votes, most state corporation laws provide that *a corporation's charter or bylaws can specify the types of proposals that are permitted to be brought* before the shareholders for a vote at an annual or special meeting. Rule 14a-8(i)(1) supports these determinations by providing that a proposal that is not a proper subject for action by shareholders under the laws of the jurisdiction of the corporation's organization may be excluded from the corporation's proxy materials. [Emphasis added.]"

Thus in recent months the Commission has twice acknowledged the inherent power of corporations, acting under applicable state law, to specify procedures for shareholder proposals separate and apart from those set forth in the Rule.

The Company's Advance Notice Bylaw does not present an insurmountable obstacle to shareholders who wish to bring matters such as the Proposal before the 2008 Annual Meeting. Thus, cases such as *SEC v. Transamerica*, 163 F.2d 511 (3rd Cir. 1947), cert. denied, 332 U.S. 847 (1948), are inapposite, since in that case the Board of Directors of TransAmerica asserted that it had the sole and exclusive authority to make any proposal to amend the bylaws of the company, thereby nullifying the right of shareholders to present their own proposals at a meeting. *See TransAmerica*, 163 F.2d. at 518; *see also* text accompanying notes 215-225 in Louis Loss, et al., Securities Regulation, ch. 6, pt. C.4 (4th ed. 2006 & Supp. Nov. 2007). In contrast to *TransAmerica*, the Company's Advance Notice Bylaw simply places reasonable procedures on the exercise of shareholder powers and does not deny the Proponent the right to submit the Proposal if it complies with those procedures. The Advance Notice Bylaw serves a legitimate purpose by ensuring that items proposed by shareholders for the agenda, and therefore deserving of the time and attention of management, will actually be presented at the meeting.[3]

Compliance with the Advance Notice Bylaw should not be particularly difficult for the attentive shareholder. It is not unreasonable for the Company to expect the Proponent (or for that matter, any shareholder) to provide the required notice and follow prescribed procedures in order to have any matter included on the meeting's agenda.

Rule 14a-8 establishes a standard for the inclusion of proposals within federally regulated proxy materials, but it does not override or displace procedural requirements for the conduct of shareholder meetings that remain a valid and separate matter of state corporate law. The Commission acknowledged as much when it originally adopted the exclusionary rule found in Rule 14a-8(i)(1) by stating that "state law is to be the standard of eligibility of a proposal under the rule." *See* Adoption of Amendments to Proxy Rules, Exchange Act Release No. 4979 (Jan. 6, 1954), 52-56 CCH Dec., FSLR ¶ 76,267.

[3] The Advance Notice Bylaw does not, it should be noted, require a representation from the Proponent that it will attend *in person* at the 2008 Annual Meeting. By permitting the Proponent to represent that it intends to appear in person *or by proxy* at such meeting, the Company's Advance Notice Bylaw is in keeping with the Commission's Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-20091 (Aug. 16, 1983) 83-84 CCH Dec., FSLR ¶83,417, which removed from Rule 14a-8 a required representation regarding in-person appearance.

That position has been emphatically confirmed in the Commission's 2007 pronouncements on shareholder proposals, excerpted above.

We believe state law governs the question of whether a matter meets both the procedural or substantive eligibility requirements for consideration at a meeting. The failure to meet these eligibility requirements renders a proposal an improper subject for consideration at the meeting, and accordingly, provides grounds for exclusion under 14a-8(i)(1). To conclude otherwise would allow a matter that will not even be considered at a meeting (in accordance with state law) to nevertheless be included in the proxy materials for the meeting. We do not believe that the Commission in adopting Rule 14a-8 intended such an anomalous result.

Rule 14a-8(i)(2).

Rule 14a-8(i)(2) permits an issuer to omit a shareholder proposal from its proxy statement "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

Under Virginia law, actions taken at a shareholder meeting in violation of corporate bylaws are invalid. *See, e.g.*, Levisa Oil Corp. v. Quigley 217 Va. 898, 234 S.E.2d 257 (1977) (where bylaws required quorum for acting, actions taken at meeting after withdrawal of majority shareholders were void). Because the Advance Notice Bylaw states that (1) no business shall be conducted at an annual meeting except in accordance with such bylaw and (2) business not properly brought before such meeting shall not be transacted, then as matter of law it is inappropriate for the Company to acknowledge the Proponent's matter and accept votes on the Proposal at the 2008 Annual Meeting. If the Company gave effect to the Proposal under the Advance Notice Bylaw, it is our opinion that it would be acting in violation of state law. *Cf.* Rule 14a-8(i)(2).

Because the Proposal cannot be lawfully presented at the 2008 Annual Meeting under the Advance Notice Bylaw, in our opinion the Company may properly omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(2). As with respect to Rule 14a-8(i)(1), it would be incongruous for the Commission to require a shareholder proposal to be included in proxy materials if implementation of the proposal would be invalid under state law.

Rule 14a-8(i)(8).

The Proposal may be omitted under Rule 14a-8(i)(8), which permits the exclusion of a shareholder proposal if it "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." Pursuant to Article IV of the Company's Articles of Incorporation, the Board of Directors is divided into three classes, with approximately one-third of the board elected annually. Directors are elected to serve three-year terms. Of the Company's ten shareholder elected directorships, four directors must stand for election in 2008, another three in 2009 and three in 2010.[4] The Proposal appears to contemplate that the full Board of Directors should be elected at the 2009 annual meeting of shareholders. If this would result from the

[4] The Company currently has thirteen directors, but three of the directors have been appointed by the Board of Directors to fill a vacancy and must stand for reelection at the 2008 annual meeting of shareholders.

approval of the Proposal, some of the current directors would be prevented from completing terms for which they have already been elected. In addition, passage of the Proposal would create uncertainty about the term of Directors elected to the Board at the 2008 annual meeting, and may similarly prevent them from completing terms for which they will be elected. These issues relate to an election to office within the meaning of Rule 14a-8(i)(8). *See* FirstEnergy Corp. (March 17, 2003) (proposal that would declassify the board was excludable from the company's proxy materials because it might "disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming annual meeting").

Because the Proposal, if adopted, would disqualify certain directors previously elected from completing their terms on the Board and would affect the number of nominees to the Board at the 2009 Annual Meeting in contravention of Rule 14a-8(i)(8), it is properly excludable from the Company's Proxy Materials for the 2008 Annual Meeting.

<u>Rule 14a-8(i)(3)</u>

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See* FirstEnergy Corp. (March 17, 2003), Hewlett-Packard Co. (December 27, 2002) and Staff Legal Bulletin No. 14B (Sept. 15, 2004).

In accordance with the guidance contained in the Commission's previous no-action letters, Staff Legal Bulletins and to avoid shareholder confusion regarding the issue at hand, we find the following portions of the Supporting Statement to be objectionable:

Third Sentence of the Second Paragraph of the Supporting Statement.

The third sentence of the second paragraph of the Supporting Statement states: "[a] staggered board has been found to be one of six entrenching mechanisms that are negatively correlated with company performance. *See* 'What Matters in Corporate Governance?' Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005)."

This statement is materially false and misleading. The use of the term "company performance" will likely be misinterpreted by the reader to mean something other than the conclusion reached in the study. An investor could interpret the term "company performance" to relate to the financial performance of a company, which would lead a shareholder to believe that the study found the financial performance of a company to be negatively affected by having a staggered board. However, the study concluded that the negative correlation was with "firm value, as measured by Tobin's Q, as well as with stock returns during the 1990-2003 period." *See* Lucian Bebchuk et al., "What Matters in Corporate Governance?" (September 2004), Harvard Law School John M. Olin Center Discussion Paper No. 491 available online at <u>http://ssrn.com/abstract=593423</u> at 33. Tobin's Q, which compares the value of a company given by financial markets with the value of a company's assets, and stock returns over a specific period of time do not necessarily correlate with the financial performance of a company. The statement should be excluded so that a reader is not mislead into believing that the financial performance of the Company has been found to be negatively affected by having a staggered board.

Last Sentence of the Second Paragraph of the Supporting Statement

The last sentence of the second paragraph of the Supporting Statement states: "[i]f the Company were to take the steps necessary to declassify its Board, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance." This statement is an opinion of the Proponent, not a fact, and should be excluded.

First Sentence of the Third Paragraph of the Supporting Statement

The first sentence of the third paragraph of the Supporting Statement states: "[w]e seek to improve that performance and ensure the Company's continued viability through this structural reorganization of the Board."

The phrase "that performance" in this sentence is vague as to what performance it is referencing and should be excluded. In addition, the structure of the statement assumes a correlation between improving performance and ensuring continued viability with the removal of a staggered board. The Proponent may believe that this correlation exists, but this belief would be its opinion, not a fact, and should be excluded.

First Sentence of the Last Paragraph of the Supporting Statement

The first sentence of the last paragraph of the supporting statement states: "CalPERS urges you to join us in voting to declassify the election of directors, as a powerful tool for management incentive and accountability."

As before, the last part of this statement assumes an opinion of the Proponent to be a fact. The structure of this statement assumes that the declassification of the board is "a powerful tool for management incentive and accountability." The Proponent may be of this opinion, but it should not be assumed to be a fact in the Supporting Statement. Therefore, the phrase "as a powerful tool for management incentive and accountability" should be excluded.

In addition, the first part of this statement is materially false and misleading. The Proposal "asks that the Company ... take the steps necessary to reorganize the Board of Directors into one class subject to election each year." The first part of the statement, however, implies that a vote in favor of the Proposal would actually cause the declassification of the board instead of merely requesting that the board take steps to cause this action to be possible in the future. This portion of the statement should be excluded so that a shareholder does not incorrectly believe that a vote in favor of the Proposal will "declassify the election of directors."

* * *

Based upon the foregoing, we hereby request on behalf of the Company that the Staff concur with the Company's view that the Proposal may be properly excluded from the Proxy Materials for the 2008 Annual Meeting and not recommend enforcement action to the Commission if the Company omits the Proposal. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject by calling the undersigned at (202) 293-8117. Moreover, the Company agrees to promptly forward to the Proponents any response from the Staff to this no-action request that the Staff transmits by facsimile copy to the Company or the undersigned only.

Sincerely,

John S. Mitchell, Jr.

Enclosures

cc: James A. Gorry, III, Corporate Secretary (via email)
Dollar Tree Stores, Inc.

Mary Hartman Morris, CPA, CIA (via email and overnight delivery)
California Public Employees' Retirement System

Appendix A

Correspondence from Proponent

See attachment.

CalPERS
Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

January 17, 2008 **OVERNIGHT MAIL**

James A. Gorry, III, Corporate Secretary
Dollar Tree Stores, Inc.
500 Volvo Parkway
Chesapeake, VA 23320

Re: Notice of Shareowner Proposal

Dear Mr. Gorry:

The purpose of this letter is to submit our shareowner proposal for inclusion in the proxy materials in connection with the company's next annual meeting pursuant to SEC Rule 14a-8.[1]

Our submission of this proposal does not indicate that CalPERS is closed to further communication and negotiation. Although we must file now, in order to comply with the timing requirements of Rule 14a-8, we remain open to the possibility of withdrawing this proposal if and when we become assured that our concerns with the company are addressed.

If you have any questions concerning this proposal, please contact me.

Very truly yours,

Gina M. Ratto
for PETER H. MIXON
General Counsel

Enclosures

cc: Dennis Johnson, Senior Portfolio Manager – CalPERS
Macon F. Brock, Jr., Chairman – Dollar Tree Stores, Inc.
Bob Sasser, CEO – Dollar Tree Stores, Inc.

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[1] CalPERS is the owner of approximately 800,000 shares of the company. Acquisition of this stock has been ongoing and continuous for several years. Specifically, CalPERS has owned shares with a market value in excess of $2,000 continuously for at least the preceding year. (Documentary evidence of such ownership is enclosed.) Furthermore, CalPERS intends to continue to own such a block of stock at least through the date of the annual shareholders' meeting.

SHAREOWNER PROPOSAL

RESOLVED, that the shareowners of Dollar Tree Stores, Inc. ("Company") ask that the Company, in compliance with applicable law, take the steps necessary to reorganize the Board of Directors into one class subject to election each year.

SUPPORTING STATEMENT

Is accountability by the Board of Directors important to you as a shareowner of the Company? As a trust fund with approximately 1.5 million participants, and as the owner of approximately 800,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability of the Board to the Company's shareowners is of paramount importance. This is why we are sponsoring this proposal which, if implemented, would seek to reorganize the Board of Directors of the Company so that each director stands before the shareowners for re-election each year. We hope to eliminate the Company's so-called "classified board," whereby the directors are divided into three classes, each serving a three-year term. Under the current structure, shareowners can only vote on a portion of the Board at any given time.

CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that when directors are accountable for their actions, they perform better. A staggered board has been found to be one of six entrenching mechanisms that are negatively correlated with company performance. See "What Matters in Corporate Governance?" Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005). CalPERS also believes that shareowners are willing to pay a premium for corporations with excellent corporate governance. If the Company were to take the steps necessary to declassify its Board, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

We seek to improve that performance and ensure the Company's continued viability through this structural reorganization of the Board. If passed, shareowners might have the opportunity to register their views at each annual meeting – on performance of the Board as a whole and of each director as an individual.

CalPERS urges you to join us in voting to declassify the election of directors, as a powerful tool for management incentive and accountability. We urge your support FOR this proposal.

STATE STREET

State Street California, Inc.
1001 Marina Village Parkway, 3rd Floor
Alameda, CA 94501

Telephone: +1 510 521 7111
Facsimile: +1 510 337 5791

January 17, 2008

To Whom It May Concern:

State Street Bank and Trust, as custodian for the California Public Employees' Retirement System, declares the following under penalty of perjury:

1) State Street Bank and Trust performs master custodial services for the California State Public Employees' Retirement System.

2) As of the date of this declaration and continuously for at least the immediately preceding eighteen months, California Public Employees' Retirement System is and has been the beneficial owner of shares of common stock of Dollar Tree Stores, Inc., having a market value in excess of $1,000,000.00.

3) Such shares beneficially owned by the California Public Employees' Retirement System are custodied by State Street Bank and Trust through the electronic book-entry services of the Depository Trust Company (DTC). State Street is a participant (Participant Number 0997) of DTC and shares registered under participant 0997 in the street name of Surfboard & Co. are beneficially owned by the California Public Employees' Retirement System.

Signed this 17th day of January, 2008 at Sacramento, California.

STATE STREET BANK AND TRUST
As custodian for the California Public Employees' Retirement System.

By: ______________________

Title: Client Service Officer

Appendix B
Advance Notice Bylaw

ARTICLE II.

STOCKHOLDERS

. . .

5. ORGANIZATION AND ORDER OF BUSINESS: At all meetings of the stockholders the chairman of the Board or Directors or, in his absence, the president, shall act as chairman. In the absence of the foregoing officers or, if present, with their consent, a majority of the shares entitled to vote at such meeting may appoint any person to act as chairman. The secretary of the Corporation or, in his absence, an assistant secretary, shall act as secretary at all meetings of the stockholders. In the event that neither the secretary nor any assistant secretary is present, the chairman may appoint any person to act as secretary of the meeting.

The chairman shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the dismissal of business not properly presented, the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.

At each annual meeting of stockholders, only such business shall be conducted as shall have been properly brought before the meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who shall be entitled to vote at such meeting and who complies with the notice procedures set forth in this Section 5. At a special meeting of stockholders, no business shall be transacted and no corporate action taken other than that stated in the notice of the meeting.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely, a stockholder's notice must be given, either by personal delivery or by United States certified mail, postage prepaid, and received at the principal executive offices of the Corporation 1. not less than 120 days nor more than 150 days before the first anniversary of the date of the Corporation's proxy statement in connection with the last annual meeting of stockholders or 2. if no annual meeting was held in the previous year or the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, not less than 90 days before the date of the applicable annual meeting. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting, including the complete text of any resolutions to be presented at the annual meeting, and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Corporation's stock transfer books, of such stockholder proposing such business, (c) a representation that such stockholder is a stockholder of record and intends to appear in person or by proxy at such meeting to bring the business before the meeting specified in the notice, (d) the class and number of shares of stock of the Corporation beneficially owned by the stockholder and (e) any material interest of the stockholder in such business. Notwithstanding anything in the By-Laws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 5. The chairman of an annual meeting shall, if the facts warrant, determine that the business was not brought before the meeting in accordance with the procedures prescribed by this Section 5, and if he should so determine, he shall so declare to the meeting and the business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this Section 5, a stockholder seeking to have a proposal included in the Corporation's proxy statement shall comply with the requirements of Regulation 14a under the Securities Exchange Act of 1934, as amended (including, but not limited to, Rule 14a-8 or its successor provision). The secretary of the Corporation shall deliver each such stockholder's notice that has been timely received to the Board of Directors or a committee designated by the Board of Directors for review.

CalPERS

Legal Office
P.O. Box 942707
Sacramento, CA 94229-2707
Telecommunications Device for the Deaf - (916) 795-3240
(916) 795-3675 FAX (916) 795-3659

Feburary 22, 2008

OVERNIGHT MAIL
RETURN RECEIPT REQUESTED

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C., 20549

Re: Dollar Tree Stores, Inc.'s February 13, 2008 Request for No-Action Relief

Ladies and Gentlemen:

A. Introduction

This letter is being submitted on behalf of the California Public Employees' Retirement System ("CalPERS") in response to the February 13, 2008, request for "no-action" relief from Williams Mullen on behalf of Dollar Tree Stores, Inc. ("Dollar Tree" or the "Company"). CalPERS opposes the Company's request. The substance of the Company's request is contrary to Rule 14a-8, judicial and Securities and Exchange Commission ("SEC" or "Commission") precedent, the Company's past actions and the Company's own bylaws and SEC filings. The SEC should reject the Company's request on all grounds.

B. Rule 14a-8(i)(1) and Rule 14a-8(i)(2) -- CalPERS' Proposal Is A Proper Subject And Does Not Violate Virginia State Law

Rule 14a-8(i)(1) allows a company to exclude a shareowner proposal if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." CalPERS' proposal involves a recommendation to declassify the Company's board of directors such that each director is voted on each year. As a recommendation to the board regarding the Company's board structure, this proposal concerns a "proper subject" for shareowner action under the law of the State of Virginia. *See,* Section 13.1-678 of the Virginia Stock Corporate Act, which gives Virginia corporations the option of having annual elections of directors. In fact, the Company does not argue that a recommendation regarding board declassification is an improper subject for shareowner action under Virginia state law. Presumably this is because staff no-action letters have recognized that a proposal calling for the annual election of directors concerns a proper subject for shareowner action under the corporate laws of most states. *See, e.g., AlliedSignal, Inc.* (avail. Feb. 24, 1997) (denying relief under

Rule 14a-8(i)(1) with regard to a proposal that the board take the necessary steps to implement annual elections of directors).

The Company argues, however, that, although the CalPERS proposal was submitted in full compliance with Rule 14a-8, CalPERS did not follow notice procedures contained in the Company's bylaws and thus can be excluded from its proxy statement on the grounds that the proposal is not a proper subject under state law or otherwise violates state law. This argument has been rejected on several occasions, both by the staff of the SEC and by the Court of Appeals for the Third Circuit in *SEC v. Transamerica Corp.* (3d Cir. 1947) 163 F.2d 511, and should be rejected again here.

In *Transamerica*, as in the instant case, a shareowner submitted a shareowner proposal in reliance on Rule X-14A-7, the predecessor to Rule 14a-8. The company attempted to use a corporate bylaw notice provision, purportedly passed within the boundaries of Delaware law, to block an otherwise acceptable proposal. The Third Circuit emphatically rejected the company's position stating:

> If this minor provision may be employed as Transamerica seeks to employ it, it will serve to circumvent the intent of Congress in enacting the Securities Exchange Act of 1934. It was the intent of Congress to require fair opportunity for the operation of corporate suffrage. The control of great corporations by a very few persons was the abuse at which Congress struck in enacting Section 14(a). We entertain no doubt that Proxy Rule X-14A-7 represents a proper exercise of the authority conferred by Congress on the Commission under Section 14(a). (*Transamerica*, *supra,* at 518.)

The staff of the Division of Corporate Finance has rejected the exact argument made by the Company on at least two occasions: the staff rejected such arguments in 2002 in *ProLogis Trust* (avail. Mar. 28, 2002) and in 1999 in *Tyson Foods, Inc.* (avail. Dec. 8, 1999). In *ProLogis Trust*, the staff rejected an argument by ProLogis that it could rely on Rule 14a-8(i)(1) to exclude from its proxy materials a shareowner proposal that ProLogis reincorporate from Maryland to Delaware. In support of its Rule 14a-8(i)(1) arguments, ProLogis asserted that the proposal was untimely under the advance notice provisions of its bylaws, which required notice of matters to be proposed at the meeting no more than 120 days and no fewer than 90 days prior to the first anniversary of the prior year's annual meeting of shareowners. ProLogis' bylaws, like those of Dollar Tree, would have allowed ProLogis to exclude a shareowner proposal that satisfied Rule 14a-8 from the company's proxy materials. The staff rejected these arguments and denied no-action relief under Rule 14a-8(i)(1).

In *Tyson Foods, Inc.* (avail. Dec. 8, 1999), Tyson Foods attempted to exclude CalPERS' proposal because such proposal failed to meet Tyson Foods' advance notice provision. As was the case in the *ProLogis* no-action denial letter, the staff rejected this argument and denied no-action relief under Rule 14a-8(i)(1). *See also Tyco International Ltd.* (avail. Aug. 6, 1999) (rejecting arguments under Rule 14a-8(i)(1) to exclude a proposal under state law provisions precluding holders of less than 5% of the company's securities from submitting shareowner proposals). Of note, the Company does not cite a single SEC "no-action" letter supporting its position; instead the only basis for its arguments are statements in rulemaking releases that focused on the issue of "proxy access" and Rule 14a-8(i)(8).[1] Neither of these releases purported to address staff interpretations under Rule 14a-8(i)(1) or Rule 14a-8(i)(2). This "authority" is inapposite, irrelevant and provides no support for the proposition that advance notice provisions may provide a basis for excluding a valid shareowner proposal under Rule 14a-8.

The deadline for submitting a shareowner proposal is provided in Rule 14a-8(e). CalPERS complied with that deadline. The Company does not argue otherwise. As such, the Company's argument for exclusion is based exclusively on the advance notice provision in the Company's bylaws. As was decided by the Third Circuit in *Transamerica* and by the staff in *ProLogis Trust* and *Tyson Foods*, the intent of Congress cannot be frustrated by a corporate bylaw. The Company's attempt to override Rule 14a-8 via its advance notice bylaws provisions is at best legally creative and at worst a disingenuous effort to deny shareowners the access to the Company's proxy statement that Congress clearly intended.

The Company's own bylaws apparently recognize the difference between proposals brought pursuant to Rule 14a-8 when the bylaws note, after stating the advance notice requirements, that:

> Notwithstanding the foregoing provisions of this Section 5, a stockholder seeking to have a proposal included in the Corporation's proxy statement shall comply with the requirements of Regulation 14a [sic] under the Securities Exchange Act of 1934, as amended (including, but not limited to, Rule 14a-8 or its successor provision).

The Company's proxy statement for its 2007 Annual Meeting of Shareholders also failed to note that any separate advance notice provisions would apply to shareowner proposals brought pursuant to Rule 14a-8. From page 12 and 13 of the Company's 2007 Proxy Statement:

> Shareholder Proposals for the 2008 Annual Meeting
>
> Shareholder proposals for the annual meeting of shareholders to be held in 2008 will not be included in our proxy statement for that meeting unless received by us at our principal executive offices in Chesapeake, Virginia,

[1] *See*, generally, Shareholder Proposals, SEC Rel. No. 34-56160 (Jul. 27, 2007); Shareholder Proposals Relating to the Election of Directors, SEC Rel. No. 34-56161 (Jul. 27, 2007).

> on or prior to close of business on January 19, 2008. Such proposals must also meet the other requirements of Rule 14a-8 of the Securities and Exchange Commission relating to shareholder proposals. See page 5 for additional requirements for the submission of shareholder nominations to the Board. Notice of a shareholder proposal submitted outside of the processes of Rule 14a-8 will be considered untimely after January 19, 2008. If notice of such a shareholder proposal is received by us after such date, then the proxies we solicit for next year's annual meeting may confer discretionary authority to vote on any shareholder proposals that were not submitted in a timely manner, without including a description of such proposals in the proxy statement for that meeting.

Finally, the Company's position as stated in its February 13, 2008 letter is inconsistent with the Company's historical practices with respect to its advance notice provisions. In 2006, CalPERS filed a shareowner proposal pursuant to Rule 14a-8 to remove Dollar Tree's supermajority provisions for consideration at the Company's 2007 annual meeting. Dollar Tree never objected to CalPERS' 2006 proposal on the basis that it failed to comply with the Company's advance notice provision even though CalPERS' proposal did not provide an affirmative written "representation" of its intent to attend the annual meeting. CalPERS did in fact attend the Company's 2007 annual meeting to present its proposal and was able to arrange for another shareowner to second the proposal as purportedly required by the Company. We also note that the Company never once mentioned its advance notice bylaw requirements to CalPERS either in connection with the Company's 2007 or 2008 annual meeting despite the fact that representatives of the Company have had numerous and ongoing communications with CalPERS staff during this entire time period. CalPERS would, of course, have been happy to confirm what both parties clearly understand – that CalPERS will attend the Company's 2008 annual meeting to present the proposal just as it had done in 2007.

<u>C. Rule 14a-8(i)(8) – CalPERS' Declassification Proposal Does Not "Relate To An Election"</u>

Rule 14a-8(i)(8) permits the exclusion of any shareowner proposal that "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." The SEC adopted Rule 14a-8(i)(8) to prevent shareowners from taking advantage of the shareowner proposal process created by Rule 14a-8 by submitting proposals under that rule in order to oppose or solicit support for nominations to the board of directors. In adopting Rule 14a-8(i)(8), the SEC noted that:

> the principal purpose of [subparagraph (c)(8)] is to make clear [that] with respect to corporate elections, that [r]ule 14a-8 is not the proper means for conducting campaigns . . . since other proxy rules, including Rule 14a-11 [now rule 14a-12] are applicable thereto.'[2]

[2] SEC Rel. No. 34-12598 (Jul. 7, 1976).

Based on these principles, the staff's Rule 14a-8(i)(8) analysis focuses on whether the proposal and supporting statement, taken as a whole, attempt to circumvent the proxy rules by:

- making or attempting to make nominations to the board of directors,[3]
- questioning the judgment of company nominees,[4]
- seeking the removal of directors,[5] or
- proposing criteria for directors that would disqualify current nominees.[6]

The SEC consistently has taken the position that a shareowner proposal to declassify a board of directors can not be excluded pursuant to Rule 14a-8(i)(8) as long as the proposal does not disqualify current directors or nominees to the board of directors. *See, e.g., NiSource, Inc.* (avail. Mar. 9, 2005) (staff did not concur that the declassification proposal could be excluded pursuant to Rule 14a-8(i)(8) where the proposal sought declassification "in the most expeditious manner possible").

In *Shareholder Proposals Relating to the Election of Directors*, Rel. No. 34-56914 (Dec. 6, 2007), the SEC confirmed the long-standing position that declassification proposals could continue to be filed consistent with Rule 14a-8(i)(8). In amending Rule 14a-8(i)(8) to bar "proxy access" proposals, the SEC noted in the December 6, 2007 release that "we emphasize that the changes to the rule text relate only to procedures that would result in a contested election, either in the year in which the proposal is submitted or in subsequent years. The changes to the rule do not affect or address any other aspect of the agency's prior interpretation of the exclusion." The SEC went on to affirm in Footnote 56 of the December 6, 2007 release that "a proposal may not be excluded under Rule 14a-8(i)(8) if [the proposal] relates to ... qualifications of directors or board structure (as long as the proposal will not remove current directors or disqualify current nominees)." The CalPERS proposal does not remove current directors, disqualify

---

[3] *See, Amoco SEC No-Action Letter* (February 14, 1990) (granting relief under Rule 14a-8(i)(8) where a proposal that shareholders representing over $100,000 in market value be allowed to nominate directors).
[4] *See, Honeywell International Inc. SEC No-Action Letter* (March 2, 2000) (granting relief under Rule 14a-8(i)(8) where ". . . the proposal, together with the supporting statement, appears to question the business judgment of board members who Honeywell indicates will stand for re-election at the upcoming annual meeting . . .").
[5] *See, Dayton Hudson Corporation SEC No-Action Letter* (February 18, 1998) (granting relief under Rule 14a-8(c)(8) where the proposal requested that the company's directors resign and be replaced with new directors).
[6] *See, Honeywell International Inc.* SEC No-Action Letter (March 2, 2000) (granting relief under Rule 14a-8(i)(8) where the proposal proposed that directors who failed to adopt shareholder resolutions be deemed ineligible for election).

current nominees, or result in contested elections. Therefore, it may not be excluded pursuant to Rule 14a-8(i)(8).

The Company argues that the proposal will disqualify directors from finishing their terms. This is incorrect. The proposal is precatory and provides the Company with sufficient discretion to implement the proposal in any way it likes. No timeline is provided, and there is no commentary on the how the terms of currently elected directors might be affected. The Company and its directors can choose to implement the proposal under any timeline the Company sees fit. While some companies that change from a classified board to annual elections do so one class at a time as the terms expire, others implement the change for all classes at one time. Nonetheless, CalPERS would be willing to amend its proposal to clarify that the proposal will not affect the terms of the directors elected at or prior to the upcoming election, if absolutely required.

D. CalPERS' Supporting Statement Is Not Materially False Or Misleading Under the Standards Set Forth In Staff Legal Bulletin No. 14B

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal that is contrary to the proxy rules. Staff Legal Bulletin No. 14B (September 15, 2004) provides that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on Rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

As discussed below, each of the statements in the CalPERS proposal that are challenged by the Company comes within the categories of statements that the SEC has determined should not be considered "false or misleading."

1. CalPERS' Third Sentence of the Second Paragraph of the Supporting Statement

The Company objects to CalPERS' reference to the Bebchuck study because "company performance" as used in the supporting statement may be confused by shareowners with "financial performance" even though the statement only talks about company performance. At best, this statement falls into the category of statements in the second bullet-point above since the statement is true, but the Company can counter or dispute the argument by distinguishing between "company performance" and "financial performance."

2.. Last Sentence of the Second Paragraph of the Supporting Statement

The Company objects to this sentence linking declassified boards to good corporate governance and long-term performance since the Company believes it is CalPERS' opinion and not a fact. Clearly, this falls within the fourth bullet point above and is not false or misleading.

3. First Sentence of the Third Paragraph of the Supporting Statement

The Company objects to CalPERS' use of the term "performance" as vague, and objects to the assumption in the sentence that performance is linked to a classified board structure. Again, the use of the term performance and the assumption that performance is affected by certain corporate governance practices is clearly appropriate and at best falls within the category of statements in the second bullet-point since the statement is accurate (as supported by the Bebchuck study) but the Company can counter or dispute the argument.

4. First Sentence of the Last Paragraph of the Supporting Statement

The Company's first objection to this sentence discussing the accountability created by annual elections of all directors is that the Company believes it is CalPERS' opinion and not a fact. Clearly, such a statement falls within the fourth bullet point above and is nct false or misleading.

The Company's second objection to this sentence is that the Company believes it may mislead a reader into believing the proposal is binding rather than precatory. CalPERS' proposal is clearly precatory as stated by the Company itself. How it can argue that a sentence fragment may suggest otherwise when the Company clearly understands that the proposal is precatory is beyond our understanding. At best, this statement falls within the confines of the second bullet point above and is not false or misleading.

Conclusion

The SEC should reject the Company's arguments for excluding CalPERS' proposal from the Company's proxy statement. The SEC has worked hard to create a rule that balances the goals underlying the federal proxy rules against the provisions of state corporate law. The Company seeks to undermine this balance and disenfranchise shareowners by asking the SEC to interpret the "proper subject" and "state law" exceptions of Rules 14a-8(i)(1) and 14a-8(i)(2) in a manner that ignores their plain language and the principles underlying their adoption. Further, the Company ignores prior staff no-action letters relating to 14a-8(i)(8) and the most recent rulemaking relating to 14a-8(i)(8) in arguing that the proposal can be excluded under this exception. Finally, the Company has ignored Staff Legal Bulletin 14B in arguing that the CalPERS proposal is false and misleading. Because of these deficiencies, CalPERS urges the staff to reject all of the arguments for exclusion raised by the Company.

If the staff is inclined to agree with the Company, CalPERS requests that the staff notify CalPERS to discuss the matter further before issuance of a no-action letter. In the event staff's final decision adopted the Company's position, CalPERS would request reconsideration by the SEC.

Very truly yours,

Gina M. Ratto

GINA RATTO
Deputy General Counsel

Enclosures

cc: John Mitchell – Williams Mullen
James A. Gorry, III, Corporate Secretary – Dollar Tree Stores, Inc.
Dennis Johnson, Senior Portfolio Manager – CalPERS

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dollar Tree Stores, Inc.
Incoming letter dated February 13, 2008

The proposal asks that the company, in compliance with applicable law, take the steps necessary to reorganize the board of directors into one class subject to election each year.

We are unable to concur in your view that Dollar Tree may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Dollar Tree may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Dollar Tree may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Dollar Tree may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Dollar Tree may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Dollar Tree may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that Dollar Tree may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming annual meeting. It appears, however, that this defect could be cured if the proposal were revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides Dollar Tree with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Dollar Tree omits the proposal from its proxy material in reliance on rule 14a-8(i)(8).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END